Exhibit 99.1

Notice of the Annual General Meeting

to be held on 24th May 2012

Elan Corporation, plc

(The “Company”)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.     If you are in any doubt about the action to be taken, please immediately consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser (being, in the case of shareholders in Ireland, an adviser authorised or exempted under the Investment Intermediaries Act, 1995 or the European Communities (Markets in Financial Instruments Directive) Regulations, 2007).

If you have sold or otherwise transferred all of your shares in the Company, you should at once pass this document and the enclosed Form of Proxy to the purchaser or transferee or to the stockbroker or other agent through whom the sale was effected, for transmission to the purchaser or transferee.

To holders of Ordinary Shares and “B” Executive Shares and, for information only, to the holder of the Executive Shares.

Elan Corporation, plc Notice of Annual General Meeting

To holders of Ordinary Shares and “B” Executive Shares and, for information only, to the holder of the Executive Shares.

Dear Shareholder

The annual general meeting (the “AGM” or the “Meeting”) of the Company will be held at the Conrad Hotel, Earlsfort Terrace, Dublin 2, Ireland at 10.00am on Thursday, 24th May 2012. The notice of the Meeting is attached and you are cordially invited to attend.

The ordinary business to be transacted at the Meeting is referred to in Resolutions 1 to 15.

Under the terms of our articles of association, directors serve for a term of three years expiring at the annual general meeting in the third year following their election or re-election at an AGM. Additionally, in line with the provisions of the UK Corporate Governance Code (“the Code”), each of our directors is standing for election or re-election, as the case may be, at this year’s AGM.

The Board has reviewed the performance of each director standing for election and re-election and confirms that they continue to contribute effectively and demonstrate commitment to the role and therefore recommends that shareholders vote in favour of their re-election. In December 2011, the Board reviewed the independence of each of the non-executive/outside directors, with the exception of Dr. Ekman who had retired as a full-time executive of the company on 31 December 2007, and considers that each of them were independent in character and judgement and there are no relationships or circumstances that are likely to affect their independent judgement. Under the Company’s corporate governance guidelines and the New York Stock Exchange definition of independence, Dr. Ekman is considered to be an independent director as he has retired more than three years previously. However, in line with the Code, he will not be considered independent until five years have elapsed since his full time employment with the Company ceased.

In reaching this conclusion, the Board gave consideration to the directors’ participation in equity compensation plans. It also considered the positions of Mr. McLaughlin, Mr. McGowan and Dr. Selkoe who have served as non-executive directors for more than nine years. It considered the positions of Mr. McLaughlin who is deputy chairman of Davy, the company’s broker and sponsor on the Irish Stock Exchange, and Dr. Selkoe who has an on-going consultancy agreement with the Company. Details of both these arrangements are set out in detail in Note 35 to the 2011 annual report. A biography of each of the directors is contained on pages 48 to 51 of the 2011 annual report.

The directors propose that the special business as set out in Resolutions 16 to 25 in the notice be transacted at the Meeting for the purposes set out below.

RESOLUTION 16

At our 2006 AGM, shareholders approved the Elan Corporation, plc 2006 Long Term Incentive Plan. This was updated in 2008 when shareholders voted to increase the shares available to be granted under this plan, which we indicated would meet the Company’s equity plan requirements for three years. At the 2012 AGM we are asking for shareholder approval for the Elan Corporation, plc 2012 Long Term Incentive Plan (“the 2012 Plan”) which provides for the grant of equity over up to 30 million ordinary shares.

The purposes of this plan are to advance the interests of Elan Corporation, plc and its shareholders by providing a means to attract, retain, and motivate employees, consultants and directors, to provide for competitive compensation opportunities, to encourage long term service, to recognize individual contributions and reward achievement of performance goals, and to promote the creation of long term value for shareholders by aligning the interests of such persons with those of shareholders.

Following the sale of our EDT Business to Alkermes in September 2011, Elan is now a dedicated biotechnology company with the majority of our employees located in South San Francisco. The Company’s compensation structure, including the 2012 Plan takes account of this fact and is designed to give us the flexibility to use equity to attract and retain key employees in this sector as we move to advance our pipeline in key areas, such as Alzheimer’s disease and Parkinson’s disease.

Elan Corporation, plc Notice of Annual General Meeting

The Board has been very conscious of shareholder equity dilution and has worked to manage this in recent years through the careful use of the equity programs. Over the past four years we have, on average, granted equity awards representing less than 1% of our issued share capital annually. The total outstanding equity grants (including out-of-money options and restricted stock units) now represent 4.4% of the issued share capital. If Resolution 16 is passed, the total number of shares over which options and RSUs previously have been granted and the number available to grant would be approximately 9.7% of the current issued share capital. It is anticipated that Resolution 16, if passed, would meet the Company’s equity plan requirement for at least three years. I am therefore asking for shareholder approval for the Elan Corporation, plc 2012 Long Term Incentive Plan as set out in full as Appendix A.

RESOLUTION 17

Resolution 17 seeks shareholder approval for an increase of 1.5 million shares in the number of shares available to employees to purchase in accordance with the terms of the Elan Corporation, plc Employee Equity Purchase Plan (the “EEPP”). The EEPP was originally approved by the shareholders at the 2004 AGM and allows all employees, who meet the eligibility criteria, the opportunity to purchase shares in the Company at a discount. The 1.5 million shares represent 0.25% of the issued share capital of the Company at the date of this notice. Following the passing of this Resolution, it is anticipated that there will be sufficient shares in the EEPP to meet the Company’s needs for at least three years. The EEPP is set out in full as Appendix B.

RESOLUTION 18

Resolution 18 will give the Directors general authority under Section 20 of the Companies (Amendment) Act 1983 for a period of 18 months to allot shares up to an amount equal to the authorised but unissued share capital of the Company at the close of business on the date of the Meeting. We seek to renew this authority annually which is considered best practice in accordance with certain corporate governance guidelines. Under this authority, if granted, the Directors would be authorised to issue new shares up to a nominal value of €10,926,122 which is equal to approximately 37% of the issued ordinary share capital as at 13th April 2012, being the latest practicable date prior to the issue of this document. The Directors have currently no intention to issue shares pursuant to this authority except for issues of Ordinary Shares under the Company’s equity plans. There are no treasury shares in issue.

RESOLUTION 19

This Resolution proposes giving the Directors power under Section 24 of the Companies (Amendment) Act 1983 to allot shares for cash up to a maximum of 30 million shares without first offering them to holders of Ordinary Shares. This number represents approximately 5% of the issued ordinary share capital of the Company as at 13th April 2012, being the latest practicable date prior to the issue of this document. Resolution 19 is conditional upon the passing of Resolution 18.

RESOLUTION 20

Resolution 20 proposes that the Company’s balance sheet be restructured by way of a Capital Reduction which, if approved by our shareholders and the Irish High Court, will cancel or partially cancel our share premium account in order to create distributable reserves. Any surplus created (i.e. a surplus of the share premium account over the accumulated deficit) would be considered a profit available for distribution and accordingly, would be available for application in any return of capital to shareholders in accordance with the Irish Companies Acts. As we move towards profitability, the Board believes that it is in the best interests of shareholders to enable the Company to have greater flexibility to execute corporate transactions including, if appropriate, a return of capital to shareholders. A detailed explanation of the background and reasons for the Capital Reduction is set out in Appendix C.

Elan Corporation, plc Notice of Annual General Meeting

RESOLUTIONS 21 and 22

The Company has three classes of shares; Ordinary Shares of €0.05 each, non-voting Executive Shares of €1.25 each and “B” Executive Shares of €0.05 each. Our Ordinary Shares are listed on the Irish Stock Exchange and listed on the New York Stock Exchange in the form of ADSs. The non-voting Executive Shares and “B” Executive Shares, which were issued in the 1980s, are not publicly traded and no longer serve any useful purpose. The Board has therefore decided that it would be appropriate to simplify the share structure of the Company by redeeming and cancelling these shares.

There are 1,000 non-voting Executive Shares in issue with a nominal value of €1,250 and 21,375 “B” Executive Shares in issue with a nominal value of €1,068.75. Resolutions 21 and 22 propose to allow for, subject to the approval at class meetings of the holders of the “B” Executive Shares and the non-voting Executive Shares, the conversion, redemption for cash at par and cancellation of all of the issued non-voting Executive Shares and “B” Executive Shares.

It is our intention to redeem and cancel these shares at the first available opportunity once the Company has distributable reserves from which to redeem shares. If Resolution 20 is passed and the High Court of Ireland subsequently approves our proposed share capital reduction we would anticipate that these shares would be redeemed and cancelled in 2012.

RESOLUTIONS 23 and 24

Resolutions 23 and 24 deal with the Company’s ability to purchase and sell its own shares. Resolution 23, if passed, will authorise the Company and its subsidiaries, until the earlier of the date of the next AGM or 23rd November 2013, to purchase at a price in line with the formula laid out in the text of the Resolution, up to 15% of the Company’s own shares in issue as of the date of this year’s AGM. The Directors have no present intention of exercising the authority to purchase Ordinary Shares. No decision has been made as to whether any Ordinary Shares which may be repurchased under this authority would be cancelled or held as treasury shares. Any purchases will only be made at price levels which the Directors consider to be in the best interests of the Company and the shareholders generally, after taking into account the Company’s overall financial position. As at 13th April 2012, being the latest practicable date prior to the issue of this document, there are 21,293,793 options to subscribe for Ordinary Shares outstanding representing 3.6% of the issued ordinary share capital. If the re-purchase authority were to be exercised in full, the shares subject to these options would represent approximately 4.2% of the Company’s issued share capital.

Resolution 24, if passed, will set the price range within which the Company may re-issue treasury shares off-market at a price in line with the formula laid out in the text of the Resolution.

RESOLUTION 25

The Company’s articles of association permit the calling of general meetings, other than an annual general meeting or meeting for the passing of a special resolution, on fourteen days notice. The implementation in Ireland of the EU Shareholders Rights Directive in August 2009 increased the notice period for all general meetings to twenty-one days unless the lesser notice period of fourteen days has been approved by the Company’s shareholders. The purpose of Resolution 25 is to preserve this ability to call appropriate general meetings, other than an annual general meeting or meeting for the passing of a special resolution, on fourteen days notice. The approval will be effective until the Company’s next annual general meeting, when it is intended that a similar resolution will be proposed. It is intended that this flexibility will only be used for non-routine business and where merited in the interests of Company and shareholders as a whole.

HOW TO BE REPRESENTED AT THE MEETING

Your vote is important, regardless of the number of shares you own. We encourage you to vote your shares as soon as possible by completing, signing and returning the enclosed proxy form in the envelope provided. Please note the following deadlines for voting by proxy:

•

Proxies representing registered holders of American Depositary Shares must be returned so that they are received by the ADR Depositary, Citibank, no later than 10.00am (New York City Time) on Friday, 18th May 2012. Details of how to vote by telephone or over the Internet are also provided on the proxy form.

Elan Corporation, plc Notice of Annual General Meeting

•	Holders of American Depositary Shares in street name accounts should follow the instructions provided by their bank or broker custodian.

•	Proxies representing registered holders of Ordinary Shares must be received by our Registrar, Computershare Investor Services (Ireland) Limited, no later than 10.00am (GMT) on Tuesday, 22nd May 2012.

Returning the proxy form will not preclude a registered holder of Ordinary Shares from attending the meeting and voting in person if he or she wishes to do so.

The Directors consider the Resolutions to be in the best interests of the Company and its shareholders as a whole and accordingly unanimously recommend shareholders to vote in favour of each one. The Directors, who own 0.12% of the issued ordinary share capital of the Company (708,278 Ordinary Shares) see their interests as directly aligned with fellow shareholders and will vote to pass each Resolution.

Yours faithfully

Robert A. Ingram, Chairman

16th  April 2012

Elan Corporation, plc Notice of Annual General Meeting

YOUR VOTE IS IMPORTANT

If you have any questions about how to vote your shares, please contact:

For registered holders of Ordinary Shares:

Computershare Investor Services (Ireland) Limited

Dedicated Helpline: +353 1 447 5107

www.eproxyappointment.com

For holders of American Depositary Shares:

Innisfree M&A Incorporated

Toll-free from the US and Canada: 1-877-750-9498

Free-phone from Ireland and the UK: 00-800-4664-7000

Call collect: 212-750-5833 (Banks, brokers and others)

Elan Corporation, plc Notice of Annual General Meeting

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the Company will be held at the Conrad Hotel, Earlsfort Terrace, Dublin 2, Ireland on Thursday, 24th May 2012 at 10.00am for the purpose of transacting the following business:

AS ORDINARY BUSINESS:

1.	To receive and consider the Financial Statements for the year ended 31 December 2011 together with the Reports of the Directors and Auditors thereon.

2.	To re-elect Dr. Lars Ekman who retires from the Board by rotation in accordance with the requirements of the Articles of Association.

3.	To elect Mr. Hans Peter Hasler who retires from the Board in accordance with the requirements of the Articles of Association.

4.	To re-elect Mr. Robert Ingram who retires from the Board in accordance with the requirements of the UK Corporate Governance Code.

5.	To re-elect Mr. Gary Kennedy who retires from the Board by rotation in accordance with the requirements of the Articles of Association.

6.	To re-elect Mr. Patrick Kennedy who retires from the Board by rotation in accordance with the requirements of the Articles of Association.

7.	To re-elect Mr. Giles Kerr who retires from the Board in accordance with the requirements of the UK Corporate Governance Code.

8.	To re-elect Mr. Kelly Martin who retires from the Board by rotation in accordance with the requirements of the Articles of Association.

9.	To re-elect Mr. Kieran McGowan who retires from the Board in accordance with the requirements of the UK Corporate Governance Code.

10.	To re-elect Mr. Kyran McLaughlin who retires from the Board in accordance with the requirements of the UK Corporate Governance Code.

11.	To re-elect Mr. Donal O’Connor who retires from the Board by rotation in accordance with the requirements of the Articles of Association.

12.	To re-elect Mr. Richard Pilnik who retires from the Board by rotation in accordance with the requirements of the Articles of Association.

13.	To re-elect Dr. Dennis Selkoe who retires from the Board in accordance with the requirements of the UK Corporate Governance Code.

14.	To elect Dr. Andrew von Eschenbach who retires from the Board in accordance with the requirements of the Articles of Association.

15.	To authorise the Directors to fix the remuneration of the Auditors.

AS SPECIAL BUSINESS:

To consider and, if thought fit, pass the following resolutions:

As Ordinary Resolutions

16.	That the Elan Corporation, plc 2012 Long Term Incentive Plan (“the 2012 Plan”) be approved and adopted. The full text of the 2012 Plan is attached hereto as Appendix A.

Elan Corporation, plc Notice of Annual General Meeting

17.	That the Elan Corporation, plc Employee Equity Purchase Plan (2012 Amendment) (the “2012 Amendment”) be approved and adopted. The full text of the 2012 Amendment is attached hereto as Appendix B.

18.

That the Directors be and are hereby generally and unconditionally authorised in substitution for all existing authorities to exercise all powers of the Company to allot and issue all relevant securities (as defined by Section 20 of the Companies (Amendment) Act, 1983) up to an aggregate nominal amount equal to the authorised but unissued share capital of the Company at the conclusion of this meeting, and the authority hereby conferred shall expire at the close of business on 23rd November 2013 unless previously renewed, varied or revoked by the Company in general meeting. Provided however, that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted or issued after this authority has expired, and the Directors may allot and issue any such securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.

As Special Resolutions

19.

That, subject to the passing of Resolution 18 in the Notice of the Meeting, the Directors be and are hereby empowered pursuant to Section 24 of the Companies (Amendment) Act, 1983 to allot securities (as defined in Section 23 of that Act) for cash pursuant to the authority conferred by the said Resolution 18 as if sub-section (1) of the said Section 23 did not apply to any such allotment provided that the power conferred by this Resolution shall (i) expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company or 23rd August 2013 unless previously renewed, varied or revoked and (ii) the amount of such allotment shall not exceed 30 million shares. The Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of any such offer or agreement as if the power conferred hereby had not expired.

20.	That, subject to and with the confirmation of the High Court of Ireland, in accordance with Section 74 of the Companies Act 1963, the share premium of the Company be reduced by cancelling some or all of the share premium of the Company (the final amount to be determined by the Directors in their discretion), the reserve resulting from such cancellation to be treated as profits available for distribution as defined by section 45 of the Companies (Amendment) Act 1983. The Directors be and are hereby authorised to determine, on behalf of the Company, to proceed to seek the approval of the High Court to a reduction of the share premium account of the Company for such amounts as the Directors may approve in their absolute discretion or to determine not to proceed to seek the approval of the High Court of Ireland at all pursuant to this Resolution.

21.	That, subject to the passing of Resolution 22, and the approval of the holders of the “B” Executive Shares and the non-voting Executive Shares, each of the issued and unissued “B” Executive Shares be converted to redeemable “B” Executive Shares, and each of the issued and unissued non-voting Executive Shares be converted to redeemable non-voting Executive Shares

22.	That, subject to the passing of Resolution 21, the Articles of Association of the Company be amended by inserting the following paragraph as Article 3(iv):

“The Directors shall be entitled to redeem the “B” Executive Shares and the non-voting Executive Shares at any time after the date of issue by the service of notice on the holder of the share, and upon such redemption the Company shall pay to the relevant holder the amount paid up or credited as paid up on the “B” Executive Shares or non-voting Executive Shares, as the case may be, together with the amount of any dividends declared but not paid thereon and the relevant holder shall deliver to the Company the share certificate in respect of the relevant share for cancellation. Upon the satisfaction of the consideration for such share, the holder’s name shall be removed from the Register of Members as a holder of the “B” Executive Shares or the non-voting Executive Shares, as the case may be. Shares redeemed may be held as treasury shares or cancelled, so however, that no such shares shall be held as

Elan Corporation, plc Notice of Annual General Meeting

treasury shares, or cancelled, or a premium paid on a share except in accordance with the provisions of the Companies Act 1990. All redemptions by the Company shall be out of the profits which would otherwise have been available for distribution and in the case of shares redeemed which are cancelled, such redemption may be out of the proceeds of a fresh issue.”

23.	That, subject to the provisions of the Companies Act, 1990 (the “1990 Act”) and, in particular, Part XI thereof, the Company and/or any subsidiary (as such expression is defined by Section 155 of the Companies Act, 1963) of the Company be and is hereby generally authorised to make market purchases (as defined by Section 212 of the 1990 Act) of shares of any class of the Company (“Shares”) on such terms and conditions and in such manner as the Directors may from time to time determine but subject to the provisions of the 1990 Act and the following restrictions and provisions:

(a)	that the minimum price (exclusive of expenses) which may be paid for any Shares shall be the nominal value thereof;

(b)	the maximum price (exclusive of expenses) which may be paid for any Share (a “Relevant Share”) shall be the higher of:

(i)	the nominal value therof;

(ii)	an amount equal to 105 per cent of the average of the Relevant Price of the Shares of the same class as the Relevant Share in respect of each of the five Trading Days immediately preceding the day on which the Relevant Share is purchased; and

(iii)	the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out, as stipulated by Article 5(1) of Commission Regulation (EC) (No. 2273/2003) of 22 December 2003 implementing the Market Abuse Directive 2003/6/EC as regards exemptions for buy-back programmes and stabilisation of financial instruments;

(c)	the aggregate nominal value of the Shares purchased under this resolution must not exceed 15 per cent of the aggregate nominal value of the issued share capital of the Company as at the commencement of business on the day of the passing of this resolution;

(d)	for the purposes of this Resolution the following expressions have the following meanings:

(i)	“Relevant Price” means in respect of any Trading Day, the official closing price published in the ISE Daily Official List or any successor publications thereto (the “ISE List”) in respect of a Share of the same class as the Relevant Share for such Trading Day, and in respect of any business day which there shall be no such dealing, the ISE Closing Mid-Market Price as derived from the ISE List, PROVIDED THAT if no ISE Closing Mid-Market Price is available, then that day shall not count as one of the said five (5) business days for the purpose of determining the Relevant Price, and, at the discretion of the Directors, either another business day preceding the day of purchase of the Relevant Shares on which such a price is available shall be substituted for such day, or the number of business days by reference to which the Relevant Price is to be calculated shall be reduced accordingly. If the means of providing the foregoing information as to dealings and prices, by reference to which the maximum price is to be determined, is altered or is replaced by some other means, then the maximum price shall be determined on the basis of the equivalent (as nearly as practicable) information published by the relevant authority in relation to dealings or, if no such information is available, by such other method as the Directors shall determine to be fair and reasonable;

(ii)	Closing Mid- Market Price shall be the average of the closing best bid and the closing best offer as published on the ISE List;

(iii)	The “ISE” means the Irish Stock Exchange Limited or any successor or successors thereof; and

Elan Corporation, plc Notice of Annual General Meeting

(iv)	“Trading Day” means a day on which trading has taken place on the ISE in Shares of the same class as the Relevant Share.

The authority hereby conferred shall expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company or 23rd November 2013, unless previously varied, revoked or renewed in accordance with the provisions of Section 215 of the 1990 Act. The Company or any such subsidiary may before such expiry enter into a contract for the purchase of Shares which would or might be wholly or partly executed after such expiry and may complete any such contract as if the authority conferred hereby had not expired.

24.	That, subject to the provisions of the Companies Act, 1990 (the “1990 Act”) including, in particular, Part XI thereof, for the purposes of Section 209 of the 1990 Act the re-issue price range at which any treasury shares (as defined by Section 209) for the time being held by the Company may be re-issued off-market shall be as follows:

(a)	the maximum price at which a treasury share may be re-issued off-market shall be an amount equal to 120 per cent of the Relevant Price; and

(b)	the minimum price at which a treasury share may be re-issued off-market shall be an amount equal to 95 per cent of the Relevant Price; provided that no treasury share shall be re-issued at less than the nominal value thereof.

For the purposes of this resolution, “Relevant Price”, the “ISE”, “Closing Mid-Market Price” and “Trading Day” shall have the same meanings given to those terms as in Resolution 23(d)(i)-(iv).

The authority hereby conferred shall expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company or 23rd November 2013, unless previously varied or renewed in accordance with the provisions of Section 209 of the 1990 Act.

25.	That a general meeting of the Company, other than an Annual General Meeting or a meeting for the passing of a special resolution, may be called on not less than fourteen clear days’ notice. It is intended that this flexibility will only be used for non-routine business and where merited in the interests of Company and shareholders as a whole.

Dated 16th April 2012

By Order of the Board

William Daniel

Secretary

Treasury Building,

Lower Grand Canal Street,

Dublin 2, Ireland

Elan Corporation, plc Notice of Annual General Meeting

APPENDIX A

ELAN CORPORATION, PLC

2012 LONG TERM INCENTIVE PLAN

The purposes of the 2012 Long Term Incentive Plan are to advance the interests of Elan Corporation, plc and its shareholders by providing a means to attract, retain, and motivate employees, consultants and directors of Elan Corporation, plc, its subsidiaries and affiliates, to provide for competitive compensation opportunities, to encourage long term service, to recognize individual contributions and reward achievement of performance goals, and to promote the creation of long term value for shareholders by aligning the interests of such persons with those of shareholders.

1.  Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a)    “Act” means the Companies Act 1963 as amended from time to time. References to any provision of the Act shall be deemed to include successor provisions thereto and regulations thereunder.

(b)    “Affiliate” means any entity other than the Company and its Subsidiaries that is designated by the Board or the Committee as a participating employer under the Plan; provided, however, that the Company directly or indirectly owns at least 20% of the combined voting power of all classes of stock of such entity or at least 20% of the ownership interests in such entity.

(c)    “Award” means any Option, SAR, Restricted Share, Restricted Share Unit, Performance Share, Performance Unit, Dividend Equivalent, or Other Share-Based Award granted to an Eligible Person under the Plan.

(d)    “Award Agreement” means any written agreement, contract, or other instrument or document evidencing an Award.

(e)    “Beneficiary” means the person, persons, trust or trusts which have been designated by an Eligible Person in his or her most recent written beneficiary designation filed with the Company to receive the benefits specified under this Plan upon the death of the Eligible Person, or, if there is no designated Beneficiary or surviving designated Beneficiary, then the person, persons, trust or trusts entitled by will or the laws of descent and distribution to receive such benefits.

(f)     “Board” means the Board of Directors of the Company.

(g)     “Change in Control” means:

(i)     The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization (however effected, including by general offer or court-sanctioned compromise, arrangement or scheme under the Act or otherwise) if more than 50% of the combined voting power of the continuing or surviving entity’s issued shares or securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who were not shareholders of the Company immediately prior to such merger, consolidation or other reorganization;

(ii)     The sale, transfer or other disposition of all or substantially all of the Company’s assets;

(iii)    Individuals who on the Effective Date of this Plan constitute the Board (the “Incumbent Directors”) cease for any reason, including, without limitation, as a result of a tender offer, proxy contest, merger or similar transaction, to constitute at least a majority of the Board; provided, however, that any individual who becomes a director of the Company subsequent to the Effective Date of this Plan shall be considered an Incumbent Director if such person’s election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors; but, provided further that any such person whose initial assumption of office is in connection with an actual or threatened solicitation of

Elan Corporation, plc Notice of Annual General Meeting

proxies or consents by or on behalf of a person other than the Board, including by reason of agreement intended to avoid or settle any such actual or threatened contest or solicitation, shall not be considered an Incumbent Director; or

(iv)     Any transaction as a result of which any person becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing at least 50% of the total voting power represented by the Company’s then outstanding voting securities (e.g., issued shares). For purposes of this subsection (v), the term “person” shall have the same meaning as when used in sections 13(d) and 14(d) of the Exchange Act but shall exclude (i) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or of any Subsidiary and (ii) a company owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of the Shares of the Company.

(v)    Notwithstanding the foregoing, in the case of an Award that constitutes deferred compensation subject to section 409A of the Code, the definition of “Change in Control” set forth above shall not apply, and the term “Change in Control” shall instead mean a “change in the ownership or effective control” of the Company or “in the ownership of a substantial portion of the assets” of the Company within the meaning of section 409A(a)(2)(A)(v) of the Code and the regulations and guidance issued thereunder, but only to the extent this substitute definition is necessary in order for the Award to comply with the requirements prescribed by section 409A of the Code.

(h)    “Code” means the Internal Revenue Code of 1986, as amended from time to time. References to any provision of the Code shall be deemed to include successor provisions thereto and regulations thereunder.

(i)     “Committee” means the Leadership Development and Compensation Committee of the Board, or such other Board committee (which may include the entire Board) as may be designated by the Board to administer the Plan.

(j)     “Company” means Elan Corporation, plc, a corporation organized under the laws of Ireland, or any successor corporation.

(k)     “Control” means the ownership directly or indirectly of shares in a company carrying more than 50% of the total voting power represented by that company’s issued share capital.

(l)     “Director” means a member of the Board who is not an employee of the Company, a Subsidiary or an Affiliate.

(m)     “Dividend Equivalent” means a right, granted under Section 4(g), to receive cash, Shares, or other property equal in value to dividends paid with respect to a specified number of Shares. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award, and may be paid currently or on a deferred basis.

(n)     “Effective Date” has the meaning set forth in Section 9(m) below.

(o)    “Eligible Person” means (i) an employee or consultant of the Company, a Subsidiary or an Affiliate, including any director who is an employee, or (ii) a Director. Notwithstanding any provisions of this Plan to the contrary, an Award may be granted to an employee, consultant or Director, in connection with his or her hiring or retention prior to the date the employee, consultant or Director first performs services for the Company, a Subsidiary or an Affiliate; provided, however, that any such Award shall not become vested or exercisable prior to the date the employee, consultant or Director first performs such services.

(p)    “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time. References to any provision of the Exchange Act shall be deemed to include successor provisions thereto and regulations thereunder.

(q)    “Fair Market Value” means, with respect to Shares or other property, the fair market value of such Shares or other property determined by such methods or procedures as shall be established from time to time by the Committee. If the Shares are listed on any established stock exchange or a national market system, unless otherwise determined by the Committee in good faith, the Fair Market Value of Shares shall mean the

Elan Corporation, plc Notice of Annual General Meeting

closing price per Share during regular trading hours on the date in question (or, if the Shares were not traded on that day, the next preceding day that the Shares were traded). The Committee may determine that, for an Award, the Fair Market Value of Shares shall mean the average of the closing price per Share during regular trading hours for a period, not to exceed 30 days, preceding the date in question on the principal exchange or market system on which the Shares are traded, as such prices are officially quoted on such exchange.

(r)    “Full-Value Award” means any Award granted under the Plan other than an Option or a Share Appreciation Right.

(s)    “ISO” means any Option intended to be and designated as an incentive stock option within the meaning of section 422 of the Code.

(t)    “NQSO” means any Option that is not an ISO.

(u)    “Option” means a right, granted under Section 4(b), to purchase Shares.

(v)    “Other Share-Based Award” means a right, granted under Section 4(h), that relates to or is valued by reference to Shares.

(w)    “Participant” means an Eligible Person who has been granted an Award under the Plan.

(x)    “Performance Period” has the meaning set forth in Section 4(f)(i) below

(y)    “Performance Share” means a performance share granted under Section 4(f).

(z)    “Performance Unit” means a performance unit granted under Section 4(f).

(aa)    “Plan” means this 2012 Long Term Incentive Plan.

(bb)    “Restricted Shares” means an Award of Shares under Section 4(d) that may be subject to certain restrictions and to a risk of forfeiture.

(cc)    “Restricted Share Unit” means a unit representing the Company’s obligation to deliver or issue one Share for each such unit, granted under Section 4(e), or the cash equivalent, at the end of a specified deferral period.

(dd)    “Rule 16b-3” means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under section 16 of the Exchange Act.

(ee)    “SAR” or “Share Appreciation Right” means the right, granted under Section 4(c), to be paid an amount measured by the difference between the exercise price of the right and the Fair Market Value of Shares on the date of exercise of the right, with payment to be made in cash or Shares as specified in the Award or determined by the Committee.

(ff)    “Share” means one ordinary share, par value 5 Euro cents, in the capital of the Company as represented by one American Depositary Share and as evidenced by one American Depositary Receipt.

(gg)    “Subsidiary” means any company which is, for the time being, a subsidiary of the Company within the meaning of section 155 of the Act. For the avoidance of doubt, and provided it is not in conflict with the Act, this shall include any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporation’s (other than the last corporation in the unbroken chain) owns shares possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

(hh)    “Substitute Award” has the meaning set forth in Section 3(e) below

(ii)    “Termination of Service” means, unless otherwise defined in an applicable Award Agreement, that a Participant is no longer employed by, providing consulting services to nor a director of the Company, its Subsidiaries and its Affiliates, as the case may be. A Participant employed by or providing service to a Subsidiary of the Company or one of its Affiliates shall also be deemed to incur a Termination of Service if the Subsidiary of the Company or Affiliate ceases to be such a Subsidiary or an Affiliate, as the case may be, and the

Elan Corporation, plc Notice of Annual General Meeting

Participant does not immediately thereafter become an employee or director of, or a consultant to, the Company, another Subsidiary of the Company or an Affiliate. Temporary absences from employment or service because of illness, vacation or leave of absence and transfers among the Company and its Subsidiaries and Affiliates shall not be considered a Termination of Service.

2.   Administration.

(a)    Authority of the Committee. The Plan shall be administered by the Committee, and the Committee shall have full and final authority to take the following actions, in each case subject to and consistent with the provisions of the Plan:

(i)    to select Eligible Persons to whom Awards may be granted;

(ii)    to designate Affiliates;

(iii)    to determine the type or types of Awards to be granted to each Eligible Person;

(iv)    to determine the type and number of Awards to be granted, the number of Shares to which an Award may relate, the terms and conditions of any Award granted under the Plan (including, but not limited to, any exercise price, grant price, or purchase price, any restriction or condition, any schedule for lapse of restrictions or conditions relating to transferability or forfeiture, exercisability, or settlement of an Award, and waiver or accelerations thereof, and waivers of performance conditions relating to an Award, based in each case on such considerations as the Committee shall determine), and all other matters to be determined in connection with an Award;

(v)    to determine whether, to what extent, and under what circumstances an Award may be settled, or the exercise price of an Award may be paid, in cash, Shares or other Awards, or an Award may be cancelled, forfeited, exchanged, or surrendered;

(vi)    to determine whether, to what extent, and under what circumstances cash, Shares, other Awards, or other property payable with respect to an Award will be deferred either automatically, at the election of the Committee, or at the election of the Eligible Person;

(vii)    to prescribe the form of each Award Agreement, which need not be identical for each Eligible Person;

(viii)    to adopt, amend, suspend, waive, and rescind such rules and regulations and appoint such agents as the Committee may deem necessary or advisable to administer the Plan;

(ix)    to correct any defect or supply any omission or reconcile any inconsistency in the Plan and to construe and interpret the Plan and any Award, rules and regulations, Award Agreement, or other instrument thereunder;

(x)    to accelerate the exercisability or vesting of all or any portion of any Award (provided that, except in the event of vesting due to a Change in Control or Termination of Service, no Award shall vest in full until at least the second anniversary of the grant date of such Award) or to extend the period during which an Award is exercisable ;

(xi)    to determine whether uncertificated Shares may be used in satisfying Awards and otherwise in connection with the Plan; and

(xii)    to make all other decisions and determinations as may be required under the terms of the Plan or as the Committee may deem necessary or advisable for the administration of the Plan.

(b)    Manner of Exercise of Committee Authority. The Committee shall have sole discretion in exercising its authority under the Plan. Any action of the Committee with respect to the Plan shall be final, conclusive, and binding on all persons, including the Company, Subsidiaries, Affiliates, Eligible Persons, any person claiming any rights under the Plan from or through any Eligible Person, and shareholders. By accepting an Award under the Plan, each Eligible Person accepts the authority and discretion of the Committee as set forth in, and exercised in accordance with, this Plan. The express grant of any specific power to the Committee, and

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the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. The Committee may delegate to other members of the Board or officers or managers of the Company or any Subsidiary or Affiliate the authority, subject to such terms as the Committee shall determine, to perform administrative functions and, with respect to Awards granted to persons not subject to section 16 of the Exchange Act, to perform such other functions as the Committee may determine, to the extent permitted under Rule 16b-3 (if applicable) and applicable law.

(c)    Limitation of Liability. Each member of the Committee shall be entitled to rely or act upon, in good faith, any report or other information furnished to him or her by any officer or other employee of the Company or any Subsidiary or Affiliate, the Company’s independent public accountants, or other professional retained by the Company to assist in the administration of the Plan. No member of the Committee, and no officer or employee of the Company acting on behalf of the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Committee and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action, determination, or interpretation.

(d)    No Option or SAR Repricing Without Shareholder Approval. Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding Awards may not be amended to reduce the exercise price of outstanding Options or the base amount of outstanding SARs or cancel outstanding Options or SARs in exchange for cash, other awards or Options or SARs with an exercise price or base amount, as applicable, that is less than the exercise price or base amount, as applicable, of the original Options or SARs without shareholder approval. No amendment or adjustment under this Section 2(d) shall have the effect of reducing the amount payable for a Share to less than the par value of a Share.

3.  Shares Subject to the Plan.

(a)    Subject to adjustment as provided in Section 3(c), the total number of Shares reserved for issuance in connection with Awards under the Plan is 30,000,000. No Award may be granted if the number of Shares to which such Award relates, when added to the number of Shares previously issued under the Plan, exceeds the number of Shares reserved under the preceding sentence. If and to the extent any Options or SARs are forfeited, cancelled, terminated, exchanged or surrendered without having been exercised, or the Shares subject to Options are withheld or surrendered to satisfy the exercise price of any Options or the minimum tax withholding obligations of any Options or SARs under Section 9(c), the Shares subject to such Awards shall again be available for all purposes of the Plan. If and to the extent any Full Value Awards are forfeited or terminated, or otherwise not paid in full, or the Shares subject thereto are withheld or surrendered for purposes of satisfying the minimum tax withholding obligations under Section 9(c), the Shares subject to such Awards shall again be available for all purposes of the Plan. To the extent an Award is settled in cash, any Shares counted against the number of Shares reserved and available under the Plan with respect to such Award shall, to the extent of any such forfeiture, settlement, termination, cancellation, exchange or surrender, again be available for all purposes of the Plan. Upon the exercise of any Award granted in tandem with any other Awards, such related Awards shall be cancelled to the extent of the number of Shares as to which the Award is exercised. For the avoidance of doubt, if Shares are repurchased on the open market with proceeds of the exercise price of Options, such Shares may not again be made available for issuance under the Plan.

(b) All Awards under the Plan, other than Dividend Equivalents, shall be expressed in Shares of stock. The maximum aggregate number of Shares with respect to which all Awards, other than Dividend Equivalents, may be made under the Plan to any individual during any calendar year shall be 1,000,000 Shares, subject to adjustment as described below. A Participant may not accrue Dividend Equivalents during any calendar year in excess of $1,000,000. The individual limits described in this subsection (b) shall apply without regard to whether the Awards are to be paid in Shares of stock or in cash. All cash payments (other than Dividend Equivalents) shall equal the Fair Market Value of the Shares of stock to which the cash payment relates.

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(c)    In the event that the Committee shall determine that any dividend in Shares, recapitalization, Share split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, extraordinary distribution, or other similar corporate transaction or event, affects the Shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of the Participants under the Plan, then the Committee shall make such equitable changes or adjustments as it deems appropriate and, in such manner as it may deem equitable, (i) adjust any or all of (x) the number and kind of shares which may thereafter be issued under the Plan, (y) the number and kind of shares, other securities or other consideration issued or issuable in respect of outstanding Awards, and (z) the exercise price, grant price, or purchase price relating to any Award or (ii) provide for a distribution of cash or property in respect of any Award; provided, however, in each case that, with respect to ISOs, such adjustment shall be made in accordance with section 424(a) of the Code, unless the Committee determines otherwise; provided further, however, that no adjustment shall be made pursuant to this Section 3 that causes any Award to be treated as deferred compensation pursuant to section 409A of the Code. In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria and performance objectives, if any, included in, Awards in recognition of unusual or non-recurring events (including, without limitation, events described in the preceding sentence) affecting the Company or any Subsidiary or Affiliate or the financial statements of the Company or any Subsidiary or Affiliate, or in response to changes in applicable laws, regulations, or accounting principles. No amendment or adjustment under this Section 3(c) shall have the effect of reducing the amount payable for a Share to less than the par value of a Share.

(d)    Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or treasury Shares including Shares acquired by purchase in the open market or in private transactions.

(e)    In connection with the acquisition of any business by the Company or any of its Subsidiaries, any outstanding equity grants with respect to stock of the acquired company may be assumed or replaced by Awards under the Plan upon such terms and conditions as the Committee determines in its sole discretion. Shares subject to any such outstanding grants that are assumed or replaced by Awards under the Plan in connection with an acquisition (“Substitute Awards”) shall not reduce the aggregate share limit set forth in Section 3(a), consistent with applicable stock exchange requirements. Notwithstanding any provision of the Plan to the contrary, Substitute Awards shall have such terms as the Committee deems appropriate, including without limitation exercise prices or base prices on different terms than those described herein, provided that the terms of such Substitute Awards shall not have the effect of reducing the amount payable for a Share to less than the par value of a Share. In the event that the Company assumes a shareholder-approved equity plan of an acquired company, available Shares under such assumed plan (after appropriate adjustments to reflect the transaction) may be issued pursuant to Awards under this Plan and shall not reduce the aggregate share limit set forth in Section 3(a), subject to applicable stock exchange requirements.

4.  Specific Terms of Awards.

(a)    General. Awards may be granted on the terms and conditions set forth in this Section 4. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 9(d)), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms regarding forfeiture of Awards or continued exercisability of Awards in the event of Termination of Service by the Eligible Person.

(b)    Options. The Committee is authorized to grant Options, which may be NQSOs or ISOs, to Eligible Persons on the following terms and conditions:

(i)    Exercise Price. The exercise price per Share purchasable under an Option shall be determined by the Committee; provided, however, that the exercise price per Share shall not be less than the Fair Market Value per Share on the date of grant.

(ii)    Option Term. The term of each Option shall be determined by the Committee; provided, however, that such term shall not be longer than ten years from the date of grant of the Option.

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(iii)    Time and Method of Exercise. The Committee shall determine at the date of grant or thereafter the time or times at which an Option may be exercised in whole or in part (including, without limitation, upon achievement of performance criteria if deemed appropriate by the Committee), the methods by which such exercise price may be paid or deemed to be paid (including, without limitation, broker-assisted exercise arrangements), the form of such payment (cash or Shares), and the methods by which Shares will be delivered or deemed to be delivered to Eligible Persons.

(iv)    Early Exercise. The Committee may provide at the time of grant or any time thereafter, in its sole discretion, that any Option shall be exercisable with respect to Shares that otherwise would not then be exercisable, provided that, in connection with such exercise, the Participant enters into a form of Restricted Share agreement approved by the Committee with respect to the Shares received on exercise.

(v)    ISOs. The terms of any ISO granted under the Plan shall comply in all respects with the provisions of section 422 of the Code, including but not limited to the requirement that the ISO shall be granted within ten years from the earlier of the date of adoption or shareholder approval of the Plan. ISOs may only be granted to employees of the Company or a Subsidiary.

(c)    SARs. The Committee is authorized to grant SARs to Eligible Persons on the following terms and conditions:

(i)    Right to Payment. A SAR shall confer on the Eligible Person to whom it is granted a right to receive with respect to each Share subject thereto, upon exercise thereof, the excess of (1) the Fair Market Value of one Share on the date of exercise over (2) the exercise price per Share of the SAR, as determined by the Committee as of the date of grant of the SAR (which shall not be less than the Fair Market Value per Share on the date of grant).

(ii)    Other Terms. The Committee shall determine, at the time of grant, the time or times at which a SAR may be exercised in whole or in part (which shall not be more than ten years after the date of grant of the SAR), the method of exercise, method of settlement, form of consideration payable in settlement (whether paid in the form of cash, in Shares of stock or a combination of the two), method by which Shares will be delivered or deemed to be delivered to Eligible Persons, whether or not a SAR shall be in tandem with any other Award, and any other terms and conditions of any SAR. Unless the Committee determines otherwise, a SAR (1) granted in tandem with an NQSO may be granted at the time of grant of the related NQSO or at any time thereafter and (2) granted in tandem with an ISO may only be granted at the time of grant of the related ISO.

(d)    Restricted Shares. The Committee is authorized to grant Restricted Shares to Eligible Persons on the following terms and conditions:

(i)    Issuance and Restrictions. Restricted Shares shall be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose at the date of grant or thereafter, which restrictions may lapse separately or in combination at such times, under such circumstances (including, without limitation, upon achievement of performance criteria if deemed appropriate by the Committee), in such installments, or otherwise, as the Committee may determine. Except to the extent restricted under the Award Agreement relating to the Restricted Shares or set forth in Section 4(d)(iv) below, an Eligible Person granted Restricted Shares shall have all of the rights of a shareholder including, without limitation, the right to vote Restricted Shares and the right to receive dividends thereon.

(ii)    Forfeiture. Except as otherwise determined by the Committee, at the date of grant or thereafter, upon Termination of Service during the applicable restriction period, Restricted Shares and any accrued but unpaid dividends or Dividend Equivalents that are at that time subject to restrictions shall be forfeited; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Shares will be waived in whole or in part in the event of Termination of Service

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resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Shares.

(iii)    Certificates for Shares. Restricted Shares granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Shares are registered in the name of the Participant, such certificates shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and, unless otherwise determined by the Committee, the Company shall retain physical possession of the certificate and the Participant shall deliver a stock power to the Company, endorsed in blank, relating to the Restricted Shares.

(iv)    Dividends. Dividends paid on Restricted Shares shall be either paid at the dividend payment date, or deferred for payment to such date as determined by the Committee, consistent with the requirements of section 409A of the Code, in cash or in unrestricted Shares having a Fair Market Value equal to the amount of such dividends. Unless otherwise determined by the Committee, Shares distributed in connection with a Share split or dividend in Shares, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Shares with respect to which such Shares or other property has been distributed. Payment of any dividends deferred pursuant to this subsection (iv) shall be made only upon an event permitted by section 409A of the Code. Dividends may accrue on unearned Performance Shares but shall not be payable unless and until the applicable performance goals are met.

(v)    Early Exercise Options. The Committee shall award Restricted Shares to a Participant upon the Participant’s early exercise of an Option under Section 4(b)(iv) hereof. Unless otherwise determined by the Committee, the lapse of restrictions with respect to such Restricted Shares shall occur on the same schedule as the exercisability of the Option for which the Restricted Shares were exercised.

(e)    Restricted Share Units. The Committee is authorized to grant Restricted Share Units to Eligible Persons, subject to the following terms and conditions:

(i)    Award and Restrictions. Delivery of Shares or cash, as the case may be, will occur upon expiration of the deferral period specified for Restricted Share Units by the Committee (or, if permitted by the Committee, as elected by the Eligible Person), but consistent with the requirements of section 409A of the Code. In addition, Restricted Share Units shall be subject to such restrictions as the Committee may impose, if any (including, without limitation, the achievement of performance criteria if deemed appropriate by the Committee), at the date of grant or thereafter, which restrictions may lapse at the expiration of the deferral period or at earlier or later specified times, separately or in combination, in installments or otherwise, as the Committee may determine.

(ii)    Forfeiture. Except as otherwise determined by the Committee at the date of grant or thereafter, upon Termination of Service during the applicable deferral period or portion thereof to which forfeiture conditions apply (as provided in the Award Agreement evidencing the Restricted Share Units), or upon failure to satisfy any other conditions precedent to the delivery of Shares or cash to which such Restricted Share Units relate, all Restricted Share Units that are at that time subject to deferral or restriction shall be forfeited; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Share Units will be waived in whole or in part in the event of Termination of Service resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Share Units.

(iii)    Dividend Equivalents. Unless otherwise determined by the Committee at the date of grant, Dividend Equivalents on the specified number of Shares covered by a Restricted Share Unit shall be either (A) paid with respect to such Restricted Share Unit that is not a Performance Unit at the dividend payment date in cash or in unrestricted Shares having a Fair Market Value equal to the amount of such dividends, or (B) deferred with respect to such Restricted Share Unit, consistent with the requirements of section 409A of the Code and the amount or value thereof automatically deemed reinvested in additional Restricted Share Units or other Awards, as the Committee shall determine or permit the

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Participant to elect. Payment of any Dividend Equivalents deferred pursuant to this subsection (iii) shall be made only upon an event permitted by section 409A of the Code. Dividend Equivalents may accrue on unearned Performance Units but shall not be payable unless and until the applicable performance goals are met.

(f)    Performance Shares and Performance Units. The Committee is authorized to grant Performance Shares or Performance Units or both to Eligible Persons on the following terms and conditions:

(i)    Performance Period. The Committee shall determine a performance period (the “Performance Period”) of one or more years or other periods and shall determine the performance objectives for grants of Performance Shares and Performance Units. Performance objectives may vary from Eligible Person to Eligible Person and shall be based upon the performance criteria as the Committee may deem appropriate. The performance objectives may be determined by reference to the performance of the Company, or of a Subsidiary or Affiliate, or of a division or unit of any of the foregoing. Performance Periods may overlap and Eligible Persons may participate simultaneously with respect to Performance Shares and Performance Units for which different Performance Periods are prescribed.

(ii)    Award Value. At the beginning of a Performance Period, the Committee shall determine for each Eligible Person or group of Eligible Persons with respect to that Performance Period the range of number of Shares, if any, in the case of Performance Shares, and the range of dollar values, if any, in the case of Performance Units, which may be fixed or may vary in accordance with such performance or other criteria specified by the Committee, which shall be paid to a Participant as an Award if the relevant measure of Company performance for the Performance Period is met.

(iii)    Significant Events. If during the course of a Performance Period there shall occur significant events as determined by the Committee which the Committee expects to have a substantial effect on a performance objective during such period, the Committee may revise such objective.

(iv)    Forfeiture. Except as otherwise determined by the Committee, at the date of grant or thereafter, upon Termination of Service during the applicable Performance Period, Performance Shares and Performance Units for which the Performance Period was prescribed shall be forfeited; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in an individual case, that restrictions or forfeiture conditions relating to Performance Shares and Performance Units will be waived in whole or in part in the event of Termination of Service resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Performance Shares and Performance Units.

(v)    Payment. Each Performance Share or Performance Unit may be paid in whole Shares, or cash, or a combination of Shares and cash either as a lump sum payment or in installments, all as the Committee shall determine, at the time of grant of the Performance Share or Performance Unit or otherwise, commencing as soon as practicable after the end of the relevant Performance Period.

(g)    Dividend Equivalents. The Committee is authorized to grant Dividend Equivalents to Eligible Persons. Dividend Equivalents shall not be granted with respect to Options or SARs. The Committee may provide, at the date of grant or thereafter, that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Shares, or other investment vehicles as the Committee may specify; provided, however, that Dividend Equivalents (other than freestanding Dividend Equivalents) shall be subject to all conditions and restrictions of any underlying Full Value Awards to which they relate. Dividend Equivalents may accrue on unearned performance-based Full Value Awards but shall not be payable unless and until such performance goals are met.

(h)    Other Share-Based Awards. The Committee is authorized, subject to limitations under applicable law, to grant to Eligible Persons such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, as deemed by the Committee to be consistent with the purposes of the Plan, including, without limitation, unrestricted shares awarded purely as a “bonus” and not subject to any restrictions or conditions, other rights convertible or exchangeable into Shares, purchase rights

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for Shares, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee, and Awards valued by reference to the performance of specified Subsidiaries or Affiliates. The Committee shall determine the terms and conditions of such Awards at date of grant or thereafter. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 4(h) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, cash, Shares, notes or other property, as the Committee shall determine. Cash awards, as an element of or supplement to any other Award under the Plan, shall also be authorized pursuant to this Section 4(h).

(i)    Payment of par value of Shares. The Committee may require that a condition of the delivery of Shares under Section 4(b), 4(c), 4(d), 4(e) or 4(f) above is that the Participant pays the par value of Shares to the Company prior to delivery of the Shares, if required to do so under the Act.

5.  Certain Provisions Applicable to Awards.

(a)    Stand-Alone, Additional, Tandem and Substitute Awards. Awards granted under the Plan may, in the discretion of the Committee, be granted to Eligible Persons either alone or in addition to, in tandem with, or in exchange or substitution for, any other Award granted under the Plan or any award granted under any other plan or agreement of the Company, any Subsidiary or Affiliate, or any business entity to be acquired by the Company or a Subsidiary or Affiliate, or any other right of an Eligible Person to receive payment from the Company or any Subsidiary or Affiliate. Awards may be granted in addition to or in tandem with such other Awards or awards, and may be granted either as of the same time as, or a different time from, the grant of such other Awards or awards. Subject to the provisions of Section 2(d) hereof prohibiting Option and SAR repricing without shareholder approval, the per Share exercise price of any Substitute Award shall be determined by the Committee, in its discretion.

(b)    Term of Awards. The term of each Award granted to an Eligible Person shall be for such period as may be determined by the Committee; provided, however, that in no event shall the term of any Option or SAR exceed a period of ten years from the date of its grant (or such shorter period as may be applicable under section 422 of the Code).

(c)    Form of Payment Under Awards. Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or a Subsidiary or Affiliate upon the grant, maturation, or exercise of an Award may be made in such forms as the Committee shall determine at the date of grant or thereafter, including, without limitation, cash, Shares, notes or other property (if permissible under section 409A of the Code and the Act), and may be made in a single payment or transfer, in installments, or on a deferred basis, consistent with the requirements of section 409A of the Code and the Act. The Committee may make rules relating to installment or deferred payments with respect to Awards, consistent with the requirements of section 409A of the Code, including the rate of interest to be credited with respect to such payments.

(d)    Noncompetition. The Committee may, by way of the Award Agreements or otherwise, establish such other terms, conditions, restrictions and/or limitations, if any, of any Award, provided they are not inconsistent with the Plan and applicable law, including, without limitation, the requirement that the Participant not engage in competition with, solicit customers or employees of, or disclose or use confidential information of the Company or its Subsidiaries and Affiliates.

6.  Transferability of Awards.

(a)    Restrictions on Transfer. Except as described in this Section 6, or unless otherwise set forth by the Committee in an Award Agreement, Awards shall not be transferable by a Participant except by will or the laws of descent and distribution (except pursuant to a Beneficiary designation) and shall be exercisable during the lifetime of a Participant only by such Participant or his guardian or legal representative. A Participant’s rights under the Plan may not be pledged, mortgaged, hypothecated, or otherwise encumbered, and shall not be subject to claims of the Participant’s creditors.

(b)    Transfer of Nonqualified Stock Options. Notwithstanding the foregoing, the Committee may provide in a Award Agreement that a Participant may transfer Nonqualified Stock Options to family members, or one or more trusts or other entities for the benefit of or owned by family members, consistent with the applicable

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securities laws, according to such terms as the Committee may determine; provided that the Participant receives no consideration for the transfer of a Nonqualified Stock Option and the transferred Nonqualified Stock Option shall continue to be subject to the same terms and conditions as were applicable to the Nonqualified Stock Option immediately before the transfer.

7.  Change in Control Provisions.

(a)    Assumption of Awards. Upon a Change in Control where the Company is not the surviving corporation (or survives only as a subsidiary of another corporation), unless the Committee determines otherwise, all outstanding Options and SARs that are not exercised shall be assumed by, or replaced with comparable options or rights by, the surviving corporation (or a parent or subsidiary of the surviving corporation), and other outstanding Awards shall be converted to similar awards of the surviving corporation (or a parent or subsidiary of the surviving corporation).

(b)    Other Alternatives. Notwithstanding the foregoing, in the event of a Change in Control, the Committee may take any of the following actions with respect to any or all outstanding Awards: (i) determine that outstanding Options and SARs shall accelerate and become exercisable, in whole or in part, upon the Change in Control or upon such other event as the Committee determines, (ii) determine that the restrictions and conditions on outstanding Restricted Shares, Restricted Share Units, Performance Shares and Performance Units shall lapse, in whole or in part, upon the Change in Control or upon such other event as the Committee determines, (iii) determine that Eligible Persons holding Restricted Share Units, Performance Units, Dividend Equivalents and Other Share-Based Awards shall receive a payment in settlement of such Restricted Share Units, Performance Units, Dividend Equivalents, and Other Share-Based Awards in an amount determined by the Committee, (iv) require that Participants surrender their outstanding Options and SARs in exchange for a payment by the Company, in cash or stock, as determined by the Committee, in an amount equal to the amount by which the then Fair Market Value of the Shares subject to the Participant’s unexercised Options and SARs exceeds the exercise price of the Options or the base amount of SARs, as applicable, or (v) after giving Participants an opportunity to exercise their outstanding Options and SARs, terminate any or all unexercised Options and SARs at such time as the Committee deems appropriate. Such surrender, termination or settlement shall take place as of the date of the Change in Control or such other date as the Committee may specify. The Committee shall have no obligation to take any of the foregoing actions, and, in the absence of any such actions, outstanding Awards shall continue in effect according to their terms (subject to any assumption pursuant to subsection (a) above).

8.  Qualified Performance-Based Compensation.

(a)    Designation as Qualified Performance-Based Compensation. The Committee may determine that Restricted Shares, Restricted Share Units, Performance Shares, Performance Units, Dividend Equivalents or Other Share-Based Awards granted to an Employee shall be considered “qualified performance-based compensation” under section 162(m) of the Code. The provisions of this Section 8 shall apply to any such Awards that are to be considered “qualified performance-based compensation” under section 162(m) of the Code. The Committee may also grant Options or SARs under which the exercisability of the Options is subject to achievement of performance goals as described in this Section 8 or otherwise.

(b)    Performance Goals. When Restricted Shares, Restricted Share Units, Performance Shares, Performance Units, Dividend Equivalents or Other Share-Based Awards that are considered to be “qualified performance-based compensation” are granted, the Committee shall establish in writing (i) the objective performance goals that must be met, (ii) the period during which performance will be measured, (iii) the maximum amounts that may be paid if the performance goals are met, and (iv) any other conditions that the Committee deems appropriate and consistent with the requirements of section 162(m) of the Code for “qualified performance-based compensation.” The performance goals shall satisfy the requirements for “qualified performance-based compensation,” including the requirement that the achievement of the goals be substantially uncertain at the time they are established and that the performance goals be established in such a way that a third party with knowledge of the relevant facts could determine whether and to what extent the performance goals have been met. The Committee shall not have discretion to increase the amount of compensation that is payable, but may reduce the amount of compensation that is payable upon achievement of the designated performance goals.

Elan Corporation, plc Notice of Annual General Meeting

(c)    Criteria Used for Objective Performance Goals. The Committee shall use objectively determinable performance goals based on one or more of the following criteria: stock price, earnings per share, price-earnings multiples, net earnings, operating earnings, revenue, number of days sales outstanding in accounts receivable, productivity, margin, EBITDA (earnings before interest, taxes, depreciation and amortization), net capital employed, return on assets, shareholder return, return on equity, return on capital employed, growth in assets, unit volume, sales, cash flow, market share, relative performance to a comparison group designated by the Committee, or strategic business criteria consisting of one or more objectives based on meeting specified revenue goals, market penetration goals, customer growth, geographic business expansion goals, cost targets or goals relating to acquisitions or divestitures. The performance goals may relate to one or more business units or the performance of the Company as a whole, or any combination of the foregoing. Performance goals need not be uniform as among Participants.

(d)    Timing of Establishment of Goals. The Committee shall establish the performance goals in writing either before the beginning of the performance period or during a period ending no later than the earlier of (i) 90 days after the beginning of the performance period or (ii) the date on which 25% of the performance period has been completed, or such other date as may be required or permitted under applicable regulations under section 162(m) of the Code.

(e)    Certification of Results. The Committee shall certify the performance results for the performance period specified in the Award Agreement after the performance period ends. The Committee shall determine the amount, if any, to be paid pursuant to each Award based on the achievement of the performance goals and the satisfaction of all other terms of the Award Agreement.

(f)    Death, Disability or Other Circumstances. The Committee may provide in the Award Agreement that Awards under this Section 8 shall be payable, in whole or in part, in the event of the Participant’s death or disability, a Change in Control or under other circumstances consistent with the Treasury regulations and rulings under section 162(m) of the Code.

9.  General Provisions.

(a)    Compliance with Legal and Trading Requirements. The Plan, the granting and exercising of Awards thereunder, and the other obligations of the Company under the Plan and any Award Agreement, shall be subject to all applicable Irish law, US federal, state and other applicable laws, rules and regulations, and to such approvals by any stock exchange, regulatory or governmental agency as may be required. The Company, in its discretion, may postpone the issuance or delivery of Shares under any Award until completion of such stock exchange or market system listing or registration or qualification of such Shares or any required action under any Irish law, US state, federal or other applicable law, rule or regulation as the Company may consider appropriate, and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Shares in compliance with applicable laws, rules and regulations. No provisions of the Plan shall be interpreted or construed to obligate the Company to register any Shares under Irish law, US federal or state law or other applicable law. The Shares issued under the Plan may be subject to such other restrictions on transfer as determined by the Committee.

(b)    No Right to Continued Employment or Service. Neither the Plan nor any action taken thereunder shall be construed as giving any employee, consultant or director the right to be retained in the employ or service of the Company or any of its Subsidiaries or Affiliates, nor shall it interfere in any way with any right of the Company or any of its Subsidiaries or Affiliates to terminate any employee’s, consultant’s or director’s employment or service at any time, subject to applicable law.

(c)    Taxes. The Company or any Subsidiary or Affiliate is authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Shares, or any payroll or other payment to an Eligible Person, amounts of minimum withholding and other taxes due in connection with any transaction involving an Award, and to take such other action as the Committee may deem necessary or advisable under applicable laws to enable the Company and Eligible Persons to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in

Elan Corporation, plc Notice of Annual General Meeting

satisfaction of an Eligible Person’s tax obligations; provided, however, that the amount of tax withholding to be satisfied by withholding Shares shall be limited to the minimum amount of taxes, including employment taxes, required to be withheld under applicable Irish law, US federal, state and other applicable law.

(d)    Changes to the Plan and Awards. The Board may amend, alter, suspend, discontinue, or terminate the Plan or the Committee’s authority to grant Awards under the Plan without the consent of shareholders of the Company or Participants, except that any such amendment or alteration shall be subject to the approval of the Company’s shareholders to the extent such shareholder approval is required under (i) the rules of any stock exchange or automated quotation system on which the Shares may then be listed or quoted, (ii) the Act or (iii) as it applies to ISOs, to the extent such shareholder approval is required under section 422 of the Code; provided, however, that, without the consent of an affected Participant, no amendment, alteration, suspension, discontinuation, or termination of the Plan may materially and adversely affect the rights of such Participant under any Award theretofore granted to him or her. The Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate, any Award theretofore granted, prospectively or retrospectively; provided, however, that, without the consent of a Participant, no amendment, alteration, suspension, discontinuation or termination of any Award may materially and adversely affect the rights of such Participant under any Award theretofore granted to him or her. Notwithstanding any provision to the contrary herein, the Plan and any Award Agreements issued under the Plan may be amended, without the consent of a Participant, in any respect deemed by the Board or the Committee to be necessary in order to preserve compliance with section 409A of the Code.

(e)    No Rights to Awards; No Shareholder Rights. No Eligible Person or employee shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Eligible Persons and employees. No Award shall confer on any Eligible Person any of the rights of a shareholder of the Company unless and until Shares are duly issued or transferred to the Eligible Person in accordance with the terms of the Award.

(f)    Unfunded Status of Awards. The Plan is intended to constitute an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided, however, that the Committee may authorize the creation of trusts or make other arrangements to meet the Company’s obligations under the Plan to deliver cash, Shares, other Awards, or other property pursuant to any Award, which trusts or other arrangements shall be consistent with the “unfunded” status of the Plan unless the Committee otherwise determines with the consent of each affected Participant.

(g)     Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor its submission to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of options and other awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

(h)    Not Compensation for Benefit Plans. No Award payable under this Plan shall be deemed salary or compensation for the purpose of computing benefits under any benefit plan or other arrangement of the Company for the benefit of its employees, consultants or directors unless the Company shall determine otherwise.

(i)    No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

(j)    Employees Subject to Taxation outside the United States. With respect to Participants who are subject to taxation in countries other than the United States, the Committee may make Awards on such terms and conditions as the Committee deems appropriate to comply with the laws of the applicable countries, and the Committee may create such procedures, addenda and subplans and make such modifications as may be necessary or advisable to comply with such laws.

Elan Corporation, plc Notice of Annual General Meeting

(k)    Company Policies. All Awards granted under the Plan shall be subject to any applicable clawback or recoupment policies, share trading policies and other policies that may be implemented by the Board from time to time.

(l)    Governing Law. The validity, construction, and effect of the Plan, any rules and regulations relating to the Plan, and any Award Agreement shall be determined in accordance with the laws of Ireland, without giving effect to principles of conflict of laws thereof.

(m)    Effective Date; Plan Termination. The Plan shall be effective on             , 2012 (the “Effective Date”). The Plan shall terminate as to future awards on the date which is ten (10) years after the Effective Date.

(n)    Section 409A. The Plan is intended to comply with section 409A of the Code, or an exemption, and payments may only be made under the Plan upon an event and in a manner permitted by section 409A of the Code, to the extent applicable. Notwithstanding anything in this Plan to the contrary, if required by section 409A of the Code, if a Participant is considered a “specified employee” for purposes of section 409A and if payment of any Award under this Plan is required to be delayed for a period of six months after “separation from service” within the meaning of section 409A of the Code, payment of such Award shall be delayed as required by section 409A, and the accumulated amounts with respect to such Award shall be paid in a lump sum payment within ten (10) days after the end of the six (6) month period. If the Participant dies during the postponement period prior to the payment of benefits, the amounts withheld on account of section 409A shall be paid to the Participant’s Beneficiary within sixty (60) days after the date of the Participant’s death. For purposes of section 409A of the Code, each payment under the Plan shall be treated as a separate payment. In no event shall a Participant, directly or indirectly, designate the calendar year of payment. To the extent that any provision of the Plan would cause a conflict with the requirements of section 409A of the Code, or would cause the administration of the Plan to fail to satisfy the requirements of section 409A, such provision shall be deemed null and void to the extent permitted by applicable law. Notwithstanding anything in the Plan or any Award Agreement to the contrary, each Participant shall be solely responsible for the tax consequences of Awards under the Plan, and in no event shall the Company have any responsibility or liability if an Award does not meet any applicable requirements of section 409A of the Code. Although the Company intends to administer the Plan to prevent taxation under section 409A of the Code, the Company does not represent or warrant that the Plan or any Award complies with any provision of Federal, state, local or other tax law.

(o) Titles and Headings. The titles and headings of the sections in the Plan are for convenience of reference only. In the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

Elan Corporation, plc Notice of Annual General Meeting

APPENDIX B

ELAN CORPORATION, PLC

EMPLOYEE EQUITY PURCHASE PLAN

(2012 Restatement)

ARTICLE I

INTRODUCTION

Section 1.1 Purpose.

The purpose of the Elan Corporation, plc (the “Company”) Employee Equity Purchase Plan is to provide employees with an opportunity to acquire Shares of the Company through accumulated payroll deductions.

Section 1.2 Rules of Interpretation and Governing Law.

(a)	It is the intention of the Company to have the Plan qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986 of the United States of America, as amended (the “Code”) and the Plan and/or any schedule may qualify as an employees’ share scheme for the purposes of Section 2 of the Companies (Amendment) Act, 1983. The provisions of the Plan shall be construed so as to extend and limit participation in a manner consistent with the requirements of Section 423 of the Code.

(b)	This Plan will be construed in accordance with and governed by the laws of Ireland. Any schedule to the Plan setting out the rules of an employees’ share scheme established pursuant to Section 1.3 may be construed in accordance with the law of another jurisdiction, if so specified in that schedule.

Section 1.3 Further Plans.

The Board may operate the Plan for Employees in any country it deems appropriate and may modify the operation of the Plan or establish further share schemes based on the Plan but modified, to take account of local tax, exchange control, securities or other applicable laws in overseas territories, provided that any Shares made available under such further schemes are treated as counting against the limits set out in Section 4.1 of the Plan. Such further schemes may be established as schedules to the Plan, or otherwise as the Board determines and may be treated as separate plans and construed separately from the Plan.

Section 1.4 Plan Operation.

The Board has discretion to determine when the Plan will be operated.

ARTICLE II

DEFINITIONS

Section 2.1 “Board” means the Board of Directors of the Company.

Section 2.2 “Compensation” means all base, straight-time, gross earnings exclusive of payments for overtime, incentive compensation, incentive payment, bonuses and other compensation.

Section 2.3 “Committee” means the Leadership Development and Compensation Committee of the Company (formerly known as the Compensation Committee), or such other committee of the Board as the Board shall direct.

Section 2.4 “Designated Company” means any company within the Group which has been designated by the Board to participate in the Plan.

Section 2.5 “Employee” means any individual who (i) is customarily employed by a Designated Company on a full-time or part-time basis, (ii) has been so employed for at least one month prior to the relevant Offering Period Commencement Date and (iii) unless otherwise provided by the Committee, is regularly scheduled to work more than 20 hours per week and more than five months in any calendar year. For the purposes of this Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or another

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leave of absence approved by the Company or the Designated Company or required by the relevant local law to constitute continuous service. Where the period of leave exceeds 90 days and the individual’s right to employment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the 91st day of such leave.

Section 2.6 “Effective Date” means January 1, 2005, subject to the provisions of Section 12.8 hereof.

Section 2.7 “Enrollment Date” means the first Offering Period Commencement Date on which the Employee shall have satisfied the eligibility requirements of Article III of this Plan.

Section 2.8 “Exercise Date” means the last day of each Offering Period.

Section 2.9 “Fair Market Value” means, as of any date, the value of a Share determined as follows:

(a)	if the Shares are listed on a national securities exchange or quotation system, the closing sales price on such exchange or quotation system on such date or, in the absence of reported sales price on such date, the closing sales price on the immediately preceding date on which sales were reported,

(b)	if the Shares are not listed on a national securities exchange or quotation system, the mean between the high bid and low offered prices as quoted by the National Association of Securities Dealers, Inc. Automated Quotation System (“NASDAQ”) for such date, or

(c)	if the Shares are neither listed on a national securities exchange or quotation system nor quoted by NASDAQ, the fair value as determined by such other method as the Committee determines in good faith to be reasonable.

Whenever possible the determination of Fair Market Value shall be determined by reference to the prices quoted on the New York Stock Exchange.

Section 2.10 “Group” means the Company and its Subsidiaries.

Section 2.11 “Offering Period” means each period described in Section 4.2 during which an option granted under Section 6.1 of this Plan may be exercised.

Section 2.12 “Offering Period Commencement Date” means the first day of the applicable Offering Period.

Section 2.13 “Option Price” means the amount described in Section 6.2 of the Plan.

Section 2.14 “Participant” means an Employee who has satisfied the eligibility requirements of Article III of this Plan and has elected to participate in this Plan pursuant to Section 3.3.

Section 2.15 “Plan” means the Elan Corporation, plc Employee Equity Purchase Plan as set out in these rules.

Section 2.16 “Plan Administrator” means the person designated by the Committee pursuant to Section 11.1(b) hereof to take certain administrative actions under the Plan.

Section 2.17 “Share” or “Shares” means a share in the Company with a par value of 5 Euro cents as represented by one American Depositary Share and evidenced by one American Depositary Receipt.

Section 2.18 “Subsidiary” means any company, if the Company and/or one or more other Subsidiaries own not less than 50% of the total combined voting power of all classes of outstanding stock of such company. A company that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

ARTICLE III

ELIGIBILITY AND PARTICIPATION

Section 3.1 Eligibility.

(a)	Subject to the provisions of Section 3.2, an Employee will be eligible to participate in this Plan on any Enrollment Date.

Elan Corporation, plc Notice of Annual General Meeting

(b)	Each Employee who becomes eligible to participate in this Plan shall be furnished with a summary of the Plan and enrolment materials. All Shares acquired under the Plan that are held in an individual brokerage/custody account shall be subject to, and governed by, the terms and conditions of the applicable individual brokerage/custody account agreement.

Section 3.2 Restrictions on Participation.

Notwithstanding any provision of the Plan to the contrary, no Employee shall be eligible to participate in the Plan and receive an option to acquire Shares to the extent that, immediately after the grant, such Employee would own Shares and/or hold outstanding options to purchase Shares amounting to 5% or more of the total combined voting power or value of all classes of stock of the Company or of any Subsidiary (for purposes of this paragraph, the rules of Section 424(d) of the Code shall apply in determining stock ownership of any Employee).

Section 3.3 Commencement of Participation.

(a)	An Employee may become a Participant by completing an authorization for payroll deductions on the form provided by the Committee and filing the completed form with the Plan Administrator prior to the applicable Enrollment Date and in such time and manner as the Committee shall prescribe.

(b)	Payroll deductions for a Participant shall commence on the first day of the first full payroll period following the Participant’s Enrollment Date and shall end on the last day of the payroll period ending within the Offering Period to which the authorization is applicable, unless sooner terminated by the Participant as provided in Article VIII or as reduced by the Plan Administrator as described in Section 5.4.

Section 3.4 Code Limitations.

In addition to any other limitations set forth in the Plan, no Employee may be granted an option under the Plan which permits his or her rights to purchase stock under the Plan, and any other stock purchase plan of his or her employer corporation and its Parent (within the meaning of Section 424(e) of the Code) and Subsidiary corporations that is qualified under Section 423 of the Code, to accrue at a rate which exceeds US$25,000 of the Fair Market Value of such stock (determined at the time such option is granted) for each calendar year in which the option is outstanding at any time.

ARTICLE IV

SHARES SUBJECT TO THE PLAN AND OFFERINGS

Section 4.1 Shares Subject to the Plan.

(a)	Subject to the provisions of Section 12.4 of the Plan, the aggregate number of Shares that may be issued or delivered pursuant to the Plan shall not exceed 4,500,000 shares. These Shares may be authorized but unissued Shares, issued Shares held in or acquired for the Company’s treasury or Shares reacquired by the Company upon purchase in the open market. The Company may, at its discretion, set a maximum number of Shares which may be delivered in an Offering Period.

(b)	If, on any Exercise Date, the number of Shares with respect to which options are to be exercised exceeds the number of Shares available for purchase during the Offering Period, then the Company shall make a pro rata allocation of the Shares remaining available for purchase in as uniform a manner as shall be practicable and as the Committee shall determine to be equitable and in accordance with the requirements of Section 423 of the Code.

Section 4.2 Offering Periods.

Shares will be available for acquisition by Participants during each of the two Offering Periods to be held during each calendar year that the Plan is in effect. Except as provided in Section 12.4(b), the first Offering Period will begin on January 1st and end on June 30th and the second Offering Period will begin on July 1st and end on December 31st. The Plan Administrator may make changes to the Offering Periods, provided such changes are not inconsistent with Section 423 of the Code.

Elan Corporation, plc Notice of Annual General Meeting

ARTICLE V

PAYROLL DEDUCTIONS

Section 5.1 Amount of Deduction.

Subject to the limitations mandated in Section 3.4, a Participant may elect to have payroll deductions made in whole dollar amounts or in whole percentages of up to 100% of the Participant’s Compensation (exclusive of applicable taxes and payroll deductions and other contributions) for each payroll period in an Offering Period, but the amount deducted for any Participant for an Offering Period may not exceed an amount equal to (i) the “applicable dollar amount” (as defined in Section 402(g)(1)(B) of the Code) for the applicable calendar year, divided by (ii) two.

Section 5.2 Participant’s Memorandum Account.

All payroll deductions made for a Participant shall be credited to a memorandum account established for such Participant for purposes of recording, as a bookkeeping entry, the payroll deductions made by the Participant under this Plan. A Participant may not make any separate cash payment with respect to such memorandum account.

Section 5.3 Changes in Payroll Deductions.

Up until twenty-one (21) days before the end of an Offering Period, a Participant may discontinue his or her participation in this Plan for that Offering Period as provided in Section 8.1 hereof or, not more than once during any Offering Period (and only up until twenty-one (21) days before the end of that Offering Period), he or she may decrease the rate of his or her payroll deductions during that Offering Period by completing and filing with the Plan Administrator a new payroll deduction authorization form specifying the new payroll deduction rate. The new payroll deduction authorization election shall become effective as of the first day of the first full payroll period immediately following fifteen (15) business days after the Plan Administrator’s receipt of the new payroll deduction authorization form.

Section 5.4 Certain Adjustments to Payroll Deduction Authorizations.

(a)	To the extent necessary to comply with (i) the limitations contained in the Plan on the number of shares available to any Participant and (ii) the limitations in Section 3.4, a Participant’s payroll deductions may be reduced to zero percent (0%) by the Plan Administrator without the Participant’s consent, at any time during an Offering Period.

(b)	In the event that a Participant’s payroll deductions are reduced pursuant to Section 5.4(a) above, payroll deductions shall recommence for such Participant at the rate specified in the Participant’s payroll deduction authorization form then on file with the Plan Administrator effective as of the beginning of the first Offering Period which is scheduled to end in the immediately succeeding calendar year, unless the payroll deduction authorization election is terminated by the Participant, as provided in Section 8.1 hereof.

ARTICLE VI

GRANTING OF OPTION

Section 6.1 Maximum Number of Option Shares.

On each Offering Period Commencement Date, each Participant in the Plan shall be granted an option to acquire, at the applicable Option Price, up to the number of Shares determined by dividing such Participant’s payroll deductions accumulated prior to such Exercise Date during the applicable Offering Period and credited to the Participant’s memorandum account as of such Exercise Date by the applicable Option Price; provided, however, that such option grant shall also be subject to the limitations contained in Sections 3.2, 3.4, 4.1, 5.1 and 8.1 of the Plan; provided further, however that in no event shall the number of Shares that may be purchased under any such option exceed 2,000 Shares or such higher or lower number of Shares as the Committee may have specified in advance of such Offering Period as the maximum amount of Shares which may be purchased by a Participant in such Offering Period.

Section 6.2 Option Price.

Unless the Committee determines before the first day of an Offering Period that a higher price that complies with Section 423 of the Code shall apply with respect to such Offering Period, the Option Price for Shares to be acquired with accumulated payroll deductions during any Offering Period shall be the lower of 85% of the Fair Market Value of a Share on the applicable (a) Offering Period Commencement Date, or (b) Exercise Date.

Elan Corporation, plc Notice of Annual General Meeting

ARTICLE VII

EXERCISE OF OPTION

Section 7.1 Automatic Exercise.

Unless the Participant withdraws from the Plan as provided in Section 8.1, the option granted to the Participant pursuant to Section 6.1 of the Plan during the applicable Offering Period shall be exercised automatically on the applicable Exercise Date for the purchase of the number of full Shares which the accumulated payroll deductions credited to the Participant’s memorandum account at such time will acquire at the applicable Option Price; provided, however, that in no event shall the accumulated payroll deductions credited to the Participant’s memorandum account as of the Exercise Date be used to acquire Shares that exceed the maximum number of Shares available for acquisition after the application of Sections 3.2, 3.4, 4.1 and/or 5.1. Any amounts remaining to the credit of such Participant in the memorandum account following an applicable Exercise Date as a result of the application of Sections 3.2, 3.4, 4.1 and/or 5.1 shall be promptly refunded to the Participant, without interest.

Section 7.2 Fractional Shares.

Fractional Shares will not be issued under the Plan. Any accumulated payroll deductions which would have been used to purchase fractional Shares, unless refunded pursuant to Section 8.1, will be held for the purchase of Shares in the next immediately succeeding Offering Period, without interest.

Section 7.3 Exercise of Options.

An option granted to a Participant under this Plan may be exercised only during the Participant’s lifetime and only by such Participant.

Section 7.4 Delivery of Shares.

As promptly as practicable after each Exercise Date on which an acquisition of Shares occurs, the Company shall arrange for the delivery to each Participant, as appropriate, of the Shares purchased in the Offering Period upon the exercise of such Participant’s option hereunder. At the Company’s election, this delivery may occur through a transfer agent or brokerage account established for this purpose, and the Company may require as a condition to participation in the Plan that each Participant establish an account with a brokerage firm selected by the Company.

Section 7.5 Section 423 Transfer Restrictions.

The Plan is intended to satisfy the requirements of Section 423 of the Code. A Participant will not obtain the benefits of this provision if such Participant disposes of Shares acquired pursuant to the Plan within two (2) years after the Offering Period Commencement Date or within one (1) year after the date such Shares are acquired by the Participant on the applicable Exercise Date, whichever is later.

Section 7.6 Taxes.

At the time an option is granted or exercised under this Plan, in whole or in part, or at the time some or all of the Shares issued under the Plan are delivered to a Participant, or are disposed of, the Company or any Subsidiary, in its sole discretion, shall be entitled to withhold the amount it determines necessary to satisfy any United States federal, state, local, foreign, or other tax or social security withholding obligations arising, or to require as a condition of the grant or exercise of an option or the delivery of Shares that the Participant remit, when due, the amount necessary to satisfy such tax or social security withholding obligations.

ARTICLE VIII

WITHDRAWAL

Section 8.1 In General.

A Participant may withdraw all, but not less than all, of the payroll deductions credited to his or her memorandum account that have not yet been used to exercise his or her option under the Plan at any time up until twenty-one (21) days before the end of the Offering Period by giving written notice to the Plan Administrator. All of the payroll deductions credited to the Participant’s memorandum account shall be paid to such Participant promptly after the Plan Administrator’s receipt of such notice of withdrawal, without interest, and the Participant’s option for the Offering Period shall be automatically terminated and no further payroll deductions for the purchase of shares shall be made on behalf of such Participant for such Offering Period. If a Participant

Elan Corporation, plc Notice of Annual General Meeting

withdraws from the Plan during an Offering Period, payroll deductions shall not resume at the beginning of the next immediately succeeding Offering Period unless the Participant files a new payroll deduction authorization form with the Plan Administrator prior to the applicable Offering Period Commencement Date and in such time and manner as the Committee shall prescribe.

Section 8.2 Effect on Subsequent Participation.

An Employee’s withdrawal from participation in the Plan pursuant to Section 8.1 hereof will not have any effect upon the Employee’s eligibility to participate in the Plan during any succeeding Offering Period or in any similar plan which may hereafter be adopted by the Company and for which such Employee is otherwise eligible; provided, however, in order to resume participation in this Plan, the Employee must satisfy the requirements of Article III.

Section 8.3 Termination of Employment.

Upon the termination of a Participant’s employment for any reason, including retirement or death, the Participant shall be deemed to have withdrawn from the Plan and the payroll deductions that have accumulated for such Participant prior to such termination, if any, shall be promptly returned, without interest, to the Participant or, in the case of the Participant’s death, to the person or persons entitled thereto under Section 12.1 hereof, and such Participant’s option shall be automatically terminated, and no further payroll deductions for the purchase of Shares shall be made for the Participant with respect to such Offering Period.

ARTICLE IX

INTEREST

Section 9.1 Payment of Interest.

No interest will accrue or be paid or allowed on any money paid into the Plan, credited to the memorandum account, or distributed to a Participant.

ARTICLE X

SHARES

Section 10.1 Participant’s Interest in Option Shares.

No Participant will have any interest in Shares covered by any option held by the Participant until the Shares have been delivered as provided in Section 7.4 above.

Section 10.2 Registration of Shares.

Shares acquired by a Participant under the Plan will be registered in the name of the Participant, or, if the Participant so directs by written notice to the Plan Administrator at least twenty-one (21) days prior to the applicable Exercise Date, in the names of the Participant and one such other person as may be designated by the Participant, as joint tenants with rights of survivorship or as tenants by the entireties, to the extent permitted by applicable law, provided that such designation is not treated as a disposition under the Code.

Section 10.3 Restrictions on Exercise.

The Committee may, in its discretion, require as conditions to the exercise of any option that the Shares due to be delivered upon the exercise of such option shall have been duly listed, upon official notice of issuance, upon a stock exchange or market, and that a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), with respect to said Shares shall be effective.

ARTICLE XI

ADMINISTRATION

Section 11.1 Administration.

(a)	The Plan shall be administered by the Committee. The Committee shall operate in accordance with the charter setting out the terms of reference and rules of procedure for the Leadership Development and Compensation Committee (formerly the Compensation Committee) established 31 May 2002. If the Board determines that another Committee will administer the Plan, it will determine the terms of reference and procedures to apply to such Committee.

Elan Corporation, plc Notice of Annual General Meeting

(b)	Subject to the provisions of the Plan and the specific duties delegated by the Board to the Committee, the Committee may delegate, to any executive or other delegate of the Company (any such person, a “Plan Administrator”), the following authority:

(i)	to determine the Fair Market Value of Shares in accordance with Section 2.9 and the option price in accordance with Section 6.2 of the Plan;

(ii)	to determine whether and to what extent options are granted;

(iii)	to approve forms of agreement for use under the Plan;

(iv)	to construe and interpret the terms of the Plan;

(v)	to prescribe, amend and rescind rules and regulations relating to the Plan; and

(vi)	to make all other determinations deemed necessary or advisable for administering the Plan.

Section 11.2 Interpretation.

The Committee shall have full power and authority to interpret the provisions of the Plan and any agreement evidencing options granted under the Plan, to administer the Plan in all jurisdictions in which the Plan is effective or where there are Participants who are participating in the Plan, to determine how and as of what date any currencies other than United States dollars will be converted into United States Dollars, and to determine any and all questions arising under the Plan. The Committee’s decisions shall be final and binding on all Participants in or other persons claiming under the Plan.

Section 11.3 Indemnity.

No member of the Board or the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any option granted under it. The Company shall indemnify each member of the Board and the Committee to the fullest extent permitted by law with respect to any claim, loss, damage or expense (including counsel fees) arising in connection with their responsibilities under this Plan.

ARTICLE XII

MISCELLANEOUS

Section 12.1 Designation of Beneficiary.

Where permitted by local law, a Participant may file a written designation of a beneficiary who is to receive the Shares and cash, if any, credited to the Participant’s memorandum account under the Plan in the event of the Participant’s death subsequent to an Exercise Date on which the option is exercised but prior to the delivery to such Participant of such Shares and cash. In addition, where permitted by local law, a Participant may file a written designation of a beneficiary who is to receive any cash that has been credited to the Participant’s memorandum account under the Plan in the event of the Participant’s death prior to the exercise of the option; provided, however, in no event shall such beneficiary be entitled to authorize the exercise of such option. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant’s death, or where the designation of a beneficiary is unlawful, the Company shall deliver any Shares or cash credited to the Participant’s memorandum account to the executor or administrator of the estate of the Participant.

Section 12.2 Non-Transferability.

Neither payroll deductions credited to any Participant’s memorandum account nor any option or rights with regard to the exercise of an option or the right to receive Shares under the Plan may be assigned, transferred, pledged, or otherwise disposed of in any way by the Participant, other than by will or the laws of descent and distribution. Any such attempted assignment, transfer, pledge or other disposition shall be without effect, except that the Designated Company, may, in its discretion, treat such act as an election to withdraw from participation in the Plan in accordance with Section 8.1.

Section 12.3 Use of Funds.

All payroll deductions received or held by a Designated Company, under the Plan may be used by the Designated Company for any corporate purpose. The Designated Company shall not be obligated to segregate such payroll

Elan Corporation, plc Notice of Annual General Meeting

deductions. At all times prior to an Exercise Date, Participants’ rights hereunder shall be equivalent to those of a general unsecured creditor.

Section 12.4 Changes in Capitalization.

(a)	If, while any options are outstanding under the Plan, the outstanding Shares of the Company have increased, decreased, changed into, or been exchanged for a different number or kind of shares or securities of the Company through any reorganization, merger, recapitalization, reclassification, stock split, reverse stock split or similar transaction, appropriate and proportionate adjustments may be made by the Committee in the number and/or kind of shares which are subject to purchase under outstanding options and in the Option Price or Prices applicable to such outstanding options and in the number and/or kind of shares which may be offered in the Offering Periods described in Section 4.2. No such adjustments shall be made for dividends payable in cash.

(b)	Upon the dissolution or liquidation of the Company, or upon a reorganization, merger or consolidation of the Company with one or more corporations as a result of which the Company is not the surviving corporation or survives only as a wholly owned subsidiary, or upon a sale of substantially all of the property or capital stock of the Company to another corporation, the Committee shall provide either (i) that notwithstanding anything to the contrary in Section 4.2, the Offering Period that last commenced prior to the effective date of such transaction will end, and the Exercise Date for such Offering Period will occur, either on the last business day or such earlier date as determined in the sole discretion of the Committee before the effective date of such transaction, or (ii) that the holder of each option then outstanding under the Plan will thereafter be entitled to receive at the next Exercise Date, upon the exercise of such option, for each Share as to which such option shall be exercised, as nearly as reasonably may be determined, the cash, securities and/or property which a holder of one Share was entitled to receive upon and at the time of such transaction. The Board shall take such steps in connection with such transactions as the Board shall deem necessary to assure that the provisions of this Section 12.4(b) shall thereafter be applicable, as nearly as reasonably may be determined, in relation to said cash, securities and/or property as to which each such holder of any such option might hereafter be entitled to receive.

Section 12.5 Governmental Regulation.

The Company’s obligation to sell and deliver Shares under this Plan is subject to the approval of any governmental authority required in connection with the authorization, issuance or sale of such Shares.

Section 12.6 Amendment.

(a)	Amendments in General. The Board may amend, modify or alter the Plan by resolution at any time provided that (i) no amendment may be made that would adversely affect the right of a Participant to his payroll deductions as of the date of such amendment, and (ii) subject to 12.6(b) no amendment, modification or alteration may be made to Articles III, IV or VI or Sections 5.1, 8.3 or 9.1 of the Plan to the advantage of Participants without the prior approval of the shareholders of the Company in general meeting.

(b)	Minor Amendments. The Board may, by resolution, make minor amendments to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Participants, the Company or any Subsidiaries without being required to seek the sanction of shareholders of the Company in general meeting pursuant to Section 12.6(a)(ii).

Section 12.7 Termination.

The Board may terminate the Plan at any time, provided that no termination will adversely affect the right of a Participant to his or her payroll deductions as of the date of such termination.

Section 12.8 Effective Date.

The Plan became effective as of January 1, 2005, having been approved by shareholders at the annual general meeting of the Company on Thursday 17th June 2004. The Plan, as first restated, became effective upon approval by shareholders at the annual general meeting of the Company on May 25, 2006. The Plan, as further restated herein, shall become effective on January 1, 2010.

Elan Corporation, plc Notice of Annual General Meeting

Section 12.9 Right to Terminate Employment.

Nothing in the Plan or in the agreement evidencing any award granted under the Plan shall confer upon any Participant the right to continue as an employee or a director of the Company or any Subsidiary or affect the right of the Company or any of its Subsidiaries to terminate the Participant’s employment at any time, subject, however, to the provisions of any agreement of employment between the Participant and the Company, or any of its Subsidiaries.

Section 12.10 Transfer, Leave of Absence.

For purposes of this Plan, neither a transfer of an Employee from the Company to a Subsidiary of the Company, or vice versa, or from one Subsidiary of the Company to another, shall be deemed a termination of employment.

Section 12.11 Effect of Plan.

The provisions of the Plan shall, in accordance with its terms, be binding upon, and inure to the benefit of, all successors of each Participant in the Plan, including, without limitation, such Participant’s estate and the executors, administrators or trustees thereof, heirs and legatees, and any receiver, trustee in bankruptcy or representative of creditors of such Participant.

Elan Corporation, plc Notice of Annual General Meeting

APPENDIX C

Introduction

Resolution 20 proposes that the Company’s balance sheet be restructured by way of a capital reduction which, if approved by our shareholders and the Irish High Court under Section 74 of the Companies Act 1963, will cancel or partially cancel our share premium account in order to create distributable reserves (the “Capital Reduction”).

The share capital of an Irish incorporated company consists of the amounts paid or payable in respect of its issued share capital. Amounts paid or payable for shares in the company in excess of the par or nominal value of such shares are credited to the share premium account, which is considered part of the share capital of the company. The concept of share premium is similar to the concept of additional paid-in-capital under United States GAAP.

Distributable reserves are a company’s accumulated realised profits, that is current profits and any profits carried forward (retained earnings), less current losses and any losses carried forward (retained losses).

This Capital Reduction will not affect the number of shares authorised or in issue and will not affect the value of your shares.

The Capital Reduction itself will not involve any distribution or repayment of capital or share premium by the Company and will not reduce the underlying net assets of the Company. The Capital Reduction itself will not give rise to any tax consequence for shareholders.

Background to and Reasons for the Capital Reduction

Irish company law provides, with certain limited exceptions, that any return of capital to shareholders (for example by payment of dividends, redemption or buy-back of shares) must be funded from distributable reserves. This means that Irish companies can only return capital to shareholders where it has distributable reserves, irrespective of whether or not it has sufficient cash to make the payment.

Elan currently has a retained loss which means that the Company cannot currently return capital to shareholders. At 31st December 2011 the shareholders equity was reported on our balance sheet as follows:

Shareholders’ Equity	31 December 2011 US$ millions	31 December 2010 US$ millions
Share capital	36.2	35.9
Share premium	7,093.3	7,087.3
Share-based compensation reserve	136.7	142.4
Retained loss	(4,303.4)	(4,306.6)

Total Shareholders’ Equity	2,962.8	2,959.0

At 31st December 2011 our retained loss was US$4,303.4 million. This retained loss primarily relates to a write-down of investments in, and loans to, subsidiary undertakings that was recorded in 2002 as a consequence of the restructuring of the Elan Group’s business that was announced in that year. The retained loss must be eliminated before any capital can be returned to shareholders. Accordingly, even if we were to generate profits in the current financial year or in future years, we could only use that profit to return capital to shareholders after the retained loss had first been eliminated.

In order to eliminate the retained loss and create distributable reserves now, Resolution 20 proposes that the Company be permitted to apply to the Irish High Court to obtain approval, pursuant to Section74 of the Irish Companies Act 1963, to reduce our share capital by cancelling some or all of our share premium account of US$7,093.3 million.

The effect of this would be to eliminate our retained loss and (subject to any limitations or conditions that might be imposed by the High Court) create distributable reserves.

The Capital Reduction

Under the Companies Acts our share capital account, share premium account and share-based compensation reserve are non-distributable reserves of the Company and the sums credited to those reserves are not generally

Elan Corporation, plc Notice of Annual General Meeting

distributable to shareholders. Article 28 of our Articles of Association permits us to reduce our share capital, any capital redemption reserve fund and any share premium account in any manner authorised by the Irish Companies Acts. Resolution 20 proposes that the Company be permitted to apply to the High Court to write off some or all of our share premium account which would eliminate the retained loss and, if permitted by the High Court, create distributable reserves. This provides us with the flexibility to return capital to shareholders if it is thought to be in the best interests of the Company and shareholders generally.

If Resolution 20 is passed, the Board will seek the approval of the High Court for the cancellation of some or all of the Company’s share premium account on the basis that, subject to any limitations or conditions that might be imposed by the High Court, any surplus created (i.e. the surplus of the share premium account over the accumulated deficit) would be considered a profit available for distribution by us in accordance with the Companies Acts and accordingly, would be available for application in any return of capital to shareholders. In seeking this confirmation, the High Court will need to be satisfied that the interests of creditors are not prejudiced by the Capital Reduction. Whether an order is granted pursuant to this application is at the discretion of the High Court.

What will the Capital Reduction mean for shareholders?

The Capital Reduction will provide the Company with the flexibility to return capital to shareholders much sooner than would otherwise be the case were we not to undertake the Capital Reduction.

Any reserve created by the Capital Reduction will be treated as a distributable reserve. Any future return of capital to shareholders would be dependant on the Company having sufficient distributable reserves at the time. Any such future return of capital would also be dependant on future financial performance and subject to Board approval at the time. As we move towards profitability the Board believes that it is in the best interests of shareholders to enable the Company to have greater flexibility to execute corporate transactions including, if appropriate, a return of capital to shareholders.

Elan Corporation, plc Notice of Annual General Meeting